U.S.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sprott Resource Lending Corp.

(Name of Issuer)

Sprott Resource Lending Corp.

Sprott Inc.

8520038 Canada Inc.

Peter Grosskopf

(Name of Person(s) Filing Statement)

Common Stock, Without Par Value

(Title of Class of Securities)

85207J100

(Cusip Number of Class of Securities)

Peter Grosskopf

Chief Executive Officer

Sprott Resource Lending Corp.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2750

Toronto, Ontario

Canada M5J 2J2

(416) 362-7172

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Scott A. Berdan	Anthony Tu-Sekine
Holland & Hart LLP	Seward & Kissel LLP
One Boulder Plaza	NW 901 K Street
1800 Broadway, Suite 300	Washington, D.C. 20001
Boulder, CO 80302	(202) 737-8833
(303) 473-2700

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information circular subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information circular referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,098,934.25	$27,293.49

*	Calculated solely for the purpose of determining the filing fee, by multiplying (a) 137,999,265, the number of shares of common stock of Sprott Resource Lending Corp., a corporation existing under the Business Corporations Act (Ontario) (the “Company”), outstanding other than shares owned by Sprott Inc., a corporation existing under the Canada Business Corporations Act, by (b) $1.45 the average of the high and low price per share of the Company’s common stock reported on the New York Stock Exchange MKT on May 24, 2013.

**	Calculated by multiplying the Transaction Value above by 0.0001364 in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2013 issued August 31, 2012.

☐	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) Sprott Resource Lending Corp., a corporation existing under the Canada Business Corporations Act (the “Company”) and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, (ii) Sprott Inc., a corporation existing under the Business Corporations Act (Ontario) (“Sprott”) and the parent corporation to 8520038 Canada Inc. (“Sprott Holdco”), (iii) Sprott Holdco, a corporation existing under the Canada Business Corporations Act and (iv) Peter Grosskopf, Chief Executive Officer of the Company and Sprott. This Schedule relates to an arrangement agreement between the Company and Sprott, dated as of May 8, 2013 (the “Arrangement Agreement”) pursuant to which Sprott will acquire all the outstanding shares of capital stock of the Company not already owned by Sprott for a combination of 0.5 of a common share of Sprott (“Sprott Share”) and C$0.15 in cash for each share of Company common stock as set forth in the Arrangement Agreement. A copy of the Arrangement Agreement is included as Appendix C to the Information Circular, which is attached as Exhibit (a)(1) hereto. An annual and special meeting of the holders of the Company’s Common Stock (the “Shareholders”) has been called for June 25, 2013 (the “Company Meeting”) to approve, among other things, the Arrangement Resolution. The information circular provided to Shareholders in connection with the Company Meeting (the “Information Circular”) is being provided pursuant to applicable Canadian law and is also included as an exhibit to this Schedule. The information contained in the Information Circular, including all appendices thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Information Circular.

If the Arrangement Resolution is approved by the Shareholders at the Company Meeting, the Company will apply to the Court to obtain the Final Order. The hearing in respect of the Final Order is scheduled to take place at 330 University Avenue, Toronto, Ontario, on June 27, 2013, at 10:00 a.m. (Toronto time), or as soon after such time as counsel may be heard. Any Shareholder wishing to appear in person or to be represented by counsel at the hearing of the motion for the Final Order may do so but must comply with certain procedural requirements described in the Notice of Application for the Final Order attached to the Circular as Appendix H, including filing an appearance with the Court and serving the same upon the Company and Sprott via their respective counsel by June 25, 2013. The Final Order will also constitute the basis for an exemption from registration under Section 3(a)(10) of the United States Securities Act of 1933, as amended, for the issuance of the Sprott Shares pursuant to the Arrangement Agreement. The Arrangement is expected to close on or about, but not before, July 2, 2013.

The information contained in this Schedule and/or the Information Circular concerning (i) the Company was supplied by the Company and no other filing person takes responsibility for the accuracy of such information and (ii) each other filing person was supplied by such filing person and the Company takes no responsibility for the accuracy of such information.

ITEM 1:	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Information Circular, which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2:	SUBJECT COMPANY INFORMATION.

(a)	The name of the issuer is Sprott Resource Lending Corp. The Company’s principal executive office is located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2, and its business telephone number is (416) 362-7172.

(b)	As of the close of business on May 23, 2013, the record date, the Company had 146,976,919 shares of Common Stock, without par value, issued and outstanding.

(c)	The information set forth in “Information Concerning the Company – Trading in SRLC Shares” in the Information Circular is incorporated herein by reference.

(d)	The information set forth in “Information Concerning the Company – Dividend History and Policy” in the Information Circular is incorporated herein by reference.

(e)	The Company has not made an underwritten public offering of the Company’s Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A promulgated thereunder.

(f)	The information set forth in “Information Concerning the Company – Transactions in SRLC Shares by the Company during the Past Two Years” and “– Transactions in SRLC Shares by Sprott during the Past Two Years” in the Information Circular is incorporated herein by reference.

ITEM 3:	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The filing persons are Sprott Resource Lending Corp., Peter Grosskopf, Sprott Inc. and 8520038 Canada Inc.

One of the filing persons to which this Schedule relates is the issuer, Sprott Resource Lending Corp. The name and business address of the Company is set forth in Item 2(a) above and incorporated herein by reference. The names, titles, and addresses of each executive officer and director of the Company are set forth under “Annual Meeting Matters – Election of Directors” and

“Information Concerning the Company – Directors and Officers” in the Information Circular, which is incorporated herein by reference.

Peter Grosskopf is the Chief Executive Officer of the Company and of Sprott. His business address is c/o Sprott Resource Lending Corp., Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2750, Toronto, Ontario, Canada M5J 2J2, and his business telephone number is (416) 362-7172.

Sprott and its affiliates beneficially own approximately 16.65% of the Common Stock of the Company. Sprott’s business address is Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J1, and its business telephone number is (416) 362-7172. The names, titles, and addresses of each executive officer and director of Sprott are set forth under “Information Concerning Sprott – Directors and Executive Officers” in the Information Circular, which is incorporated herein by reference.

8520038 Canada Inc. is a wholly-owned subsidiary of Sprott and is referred to herein as Sprott Holdco. Sprott Holdco’s business address is Suite 2700, South Tower, Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, M5J 2J1, and its business telephone number is (416) 362-7172. The names and titles of each executive officer and director of Sprott Holdco are set forth under “Information Concerning Sprott Holdco – Overview” in the Information Circular, which is incorporated herein by reference. The addresses for each are c/o Sprott Holdco at the address above.

(b)	The information set forth in “Information Concerning Sprott – Overview” and the information set forth in “Information Concerning Sprott Holdco—Overview” in the Information Circular is incorporated herein by reference. In addition, neither Sprott nor Sprott Holdco (i) has been convicted in a criminal proceeding during the past five (5) years and (ii) nor have they been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining Sprott or Sprott Holdco from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) (1)	The information set forth in “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” and “Information Concerning Sprott – Directors and Executive Officers” in the Information Circular is incorporated herein by reference. The information set forth in “Information Concerning Sprott Holdco” is incorporated herein by reference.

(2)	The information set forth in “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” and “Information Concerning Sprott – Directors and Executive Officers” in the Information Circular is incorporated herein by reference. Sprott Holdco’s only two officers and directors, Arthur Einav, Director and President, and Steven Rostowsky, Director and CEO, also serve as officers of Sprott and the information with respect to each of these individuals set forth in “Information Concerning Sprott – Directors and Executive Officers” is hereby incorporated by reference for Sprott Holdco.

(3)	None of the individuals that is required to be identified pursuant to (c)(1) and (2) above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors).

(4)	No individual that is required to be identified pursuant to (c)(1) and (2) above has been a party to any judicial or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5)	The information set forth in “Annual Meeting Matters – Election of Directors,” “Information Concerning the Company – Directors and Officers,” and “Information Concerning Sprott – Directors and Executive Officers” in the Information Circular is incorporated herein by reference. The information set forth in “Information Concerning Sprott Holdco – Overview” is incorporated herein by reference.

ITEM 4:	TERMS OF THE TRANSACTION.

(a)	The information set forth under “Summary Term Sheet,” “Arrangement Resolution Matters – Comparison of Shareholder Rights,” “Arrangement Resolution Matters – Certain Canadian Federal Income Tax Considerations,” and “Arrangement Resolution Matters – Certain United States Federal Income Tax Considerations,” in the Information Circular is incorporated herein by reference.

(c)	None.

(d)	The information set forth under “Information Concerning the Meeting – Dissent Rights of Shareholders” and in Appendices E (Section 190 of the CBCA) and G (Interim Order) in the Information Circular is incorporated herein by reference.

(e)	Shareholders will be entitled to access the Company’s corporate records in the manner permitted by applicable law; provided, however, the Company is making no special provision to grant unaffiliated Shareholders access to its corporate files, nor is it making any special provision to allow unaffiliated Shareholders to obtain counsel or appraisal services at the expense of the Company, although, except in special circumstances, Shareholders will not be required to pay the costs of the application and appraisal.

(f)	The information set forth under “Arrangement Resolution Matters – Effect of the Arrangement on Markets and Listing” in the Information Circular is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	The information set forth under “Interests of Informed Persons in Material Transactions” in the Information Circular is incorporated herein by reference.

(b)	The information set forth under “Arrangement Resolution Matters – Background to the Arrangement” in the Information Circular is incorporated herein by reference.

(c)	The information set forth under “Arrangement Resolution Matters – Background to the Arrangement” in the Information Circular is incorporated herein by reference.

(e)	The information set forth under “Arrangement Resolution Matters – Interests of Certain Persons in the Arrangement” and “Arrangement Resolution Matters – Voting and Support Agreements,” and “– Arrangement Agreement” in the Information Circular is incorporated herein by reference. The information regarding the Company’s stock option plan set forth under Appendix J (Statement of Executive Compensation and Corporate Governance Disclosure) to the Information Circular is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	The information set forth under “Arrangement Resolution Matters – Reasons for the Arrangement,” “Arrangement Resolution Matters – Arrangement Steps,” “Information Concerning the Combined Company,” and Appendix D (Plan of Arrangement) in the Information Circular is incorporated herein by reference.

(c)	The information set forth in “Summary Term Sheet,” “Arrangement Resolution Matters – Arrangement Steps,” “Arrangement Resolution Matters – Effect of the Arrangement on Markets and Listing,” “Information Concerning the Combined Company” and Appendix D (Plan of Arrangement) in the Information Circular is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	The information set forth in “Summary Term Sheet” and “Special Factors – Purposes, Alternatives, Reasons and Effects” in the Information Circular is incorporated herein by reference.

(b)	The information set forth in “Special Factors—Purposes, Alternatives, Reasons and Effects” in the Information Circular is incorporated herein by reference.

(c)	The information set forth in “Special Factors – Purposes, Alternatives, Reasons and Effects” in the Information Circular is incorporated herein by reference.

(d)	The information set forth in “Summary Term Sheet,” “Special Factors – Purposes, Alternatives, Reasons and Effects” “Arrangement Resolution Matters – Arrangement Steps,” “Arrangement Resolution Matters – Effect of the Arrangement on Markets and Listing,” “Arrangement Resolution Matters – Certain Canadian Federal Income Tax Considerations,” “Arrangement Resolution Matters – Certain United States Federal Income Tax Considerations,” and “Information Concerning the Combined Company” in the Information Circular is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)	The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

(b)	The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

(c)	The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

The Arrangement Resolution requires the approval of not less than two-thirds of the votes validly cast by Shareholders, present in person or by proxy at the meeting and also by a majority of the votes validly cast by Shareholders other than those required to be excluded in determining such approval pursuant to MI 61-101 (Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions). The Arrangement must also be approved by the Ontario Superior Court of Justice (Commercial List), which will consider, among other things, the fairness of the Arrangement to Company securityholders.

(d)	The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

(e)	The Arrangement was approved by the unanimous vote of the Company’s board of directors (other than directors who were excluded from voting due to a conflict of interest), including all of the directors who are not Company employees. The information set forth in “Special Factors – Fairness of the Transaction” in the Information Circular is incorporated herein by reference.

(f)	Not applicable.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)	The information set forth in “Special Factors – Reports, Opinions, Appraisals and Negotiations” in the Information Circular is incorporated herein by reference.

(b)	The information set forth in “Special Factors – Reports, Opinions, Appraisals and Negotiations,” “Arrangement Resolution Matters—Formal Valuation,” “Arrangement Resolution Matters—Fairness Opinion” and Appendix F (Valuation and Fairness Opinion or Cormark Securities Inc.) in the Information Circular is incorporated herein by reference.

(c)	The Valuation and Fairness Opinion of Cormark Securities Inc. has been provided to Company shareholders as Appendix F to the Information Circular.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)	The information set forth in “Summary Term Sheet” and “Arrangement Resolution Matters – Consideration” in the Information Circular is incorporated herein by reference.

(b)	Not applicable.

(c)	The information set forth in “Information Concerning the Company – Fees and Expenses” in the Information Circular is incorporated herein by reference.

(d) (1)	Not applicable.

(2)	Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in “Arrangement Resolution Matters –Interests of Certain Persons in the Arrangement” and “Arrangement Resolution Matters – Principal and Beneficial Holders of SRLC Shares” in the Information Circular is incorporated herein by reference.

(b)	The information set forth in “Information Concerning the Company – Transactions in SRLC Shares during the Past 60 Days” in the Information Circular is incorporated herein by reference.

ITEM 12.	THE SOLICITATION AND RECOMMENDATION.

(d)	The information set forth in “Arrangement Resolution Matters – Voting and Support Agreements” in the Information Circular is incorporated herein by reference.

(e)	Other than to the extent known set forth in “Arrangement Resolution Matters – Recommendation of the Board of Directors” and “Arrangement Resolution Matters – Voting and Support Agreements” in the Information Circular, which is incorporated herein by reference, after reasonable inquiry by the Company, Sprott, and Sprott Holdco, no executive officer, director or affiliate of the Company, Sprott, or Sprott Holdco has made a recommendation either in support of or opposed to the Arrangement.

ITEM 13.	FINANCIAL STATEMENTS.

(a)

The financial statements included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2012 are incorporated herein by reference. The unaudited interim consolidated financial statements for the three months ended March 31, 2013 furnished as Exhibit 99.1 to the Company’s Report on Form 6-K filed with the SEC on May 9, 2013 are incorporated herein by reference. The information set forth in “Information Concerning the Combined Company – Unaudited Pro Forma

Consolidated Financial Statements for the Combined Company following the Arrangement” and Appendix I (Unaudited Pro Forma Consolidated Financial Statements of Combined Company) in the Information Circular are incorporated herein by reference. The Company has no fixed charges. The book value per share of the Company’s common stock at March 31, 2013 was $1.54.

(b)	Not applicable.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The information set forth in “Information Concerning the Company – Fees and Expenses” in the Information Circular is incorporated herein by reference.

(b)	Employees of the Company may perform administrative tasks in connection with the Arrangement and they will not be separately compensated for such services. The information set forth in “Information Concerning the Meeting – Solicitation of Proxies” in the Information Circular is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION.

(b)	Pursuant to the Commission’s Release No. 33-9178, as a foreign private issuer, the Company is exempt from the disclosure requirements of Regulation M-A 1011(b) and Regulation S-K 402(t).

(c)	All information set forth in the Information Circular is incorporated herein by reference.

ITEM 16.	EXHIBITS.

(a)(1)	Information Circular dated May 24, 2013

(a)(2)	Form of Proxy

(a)(3)	Voting Instruction Form for Non-Registered (Beneficial) Shareholders

(a)(4)	Letter of Transmittal with respect of Common Shares of Sprott Lending Resources Corp.

(b)	Not applicable

(c)	Valuation and Fairness Opinion of Cormark Securities incorporated herein by reference to Appendix F to the Information Circular

(d)(1)	Form of Voting Support Agreement incorporated herein by reference to Schedule E of Appendix C of the Information Circular

(d)(2)	Stock Option Plan incorporated herein by reference to Appendix K of the Information Circular

(f)	Dissent Rights of Shareholders incorporated herein by reference to the section entitled “Dissent Rights of Shareholders” in the Information Circular

(g)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPROTT RESOURCE LENDING CORP.

By:	/s/ Narinder Nagra
Narinder Nagra
President and Chief Operating Officer

Dated: May 31, 2013

SPROTT INC.

By:	/s/ Steven Rostowsky
Steven Rostowsky
Chief Financial Officer

Dated: May 31, 2013

8520038 CANADA INC.

By:	/s/ Arthur Einav
Arthur Einav
Director and President

Dated: May 31, 2013

PETER GROSSKOPF

/s/ Peter Grosskopf
Peter Grosskopf

Dated: May 31, 2013

EXHIBIT INDEX

(a)(1)	Information Circular dated May 24, 2013

(a)(2) (a)(3) (a)(4)	Form of Proxy Voting Instruction Form for Non-Registered (Beneficial) Shareholders Letter of Transmittal with respect of Common Shares of Sprott Lending Resources Corp.

(b)	Not applicable

(c)	Valuation and Fairness Opinion of Cormark Securities incorporated herein by reference to Appendix F to the Information Circular

(d)(1)	Form of Voting Support Agreement incorporated herein by reference to Schedule E of Appendix C of the Information Circular

(d)(2)	Stock Option Plan incorporated herein by reference to Appendix K of the Information Circular

(f)	Dissent Rights of Shareholders incorporated herein by reference to the section entitled “Dissent Rights of Shareholders” in the Information Circular

(g)	Not applicable